COLUMBIA FUNDS SERIES TRUST

COLUMBIA FUNDS SERIES TRUST I

COLUMBIA FUNDS SERIES TRUST II

225 Franklin Street

Boston, MA 02110

October 4, 2016

Mr. Jason P. Fox

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4720

Re:	Responses to SEC review of, and comments with respect to, N-CSR filings for Columbia Funds Series Trust (811-9645) years ended 01/31/2016 through 04/30/2016, Columbia Funds Series Trust I (811-4367) years ended 07/31/2015 through 5/31/2016, and Columbia Funds Series Trust II (811-21852) years ended 07/31/2015 through 05/31/2016 (collectively, the “Trusts”)

Dear Mr. Fox,

This letter is in response to your comments provided telephonically on September 7, 2016 relating to the Trusts’ N-CSR filings. Your comments are set forth below, and each is followed by our response.

1.	In the Portfolio of Investments provide the share class for any mutual fund investment.

Response: It is Management’s policy to include the share class owned for all underlying fund investments, when available. You specifically noted the May 31, 2016 annual shareholder report for the Columbia Adaptive Alternatives Fund did not disclose the share class owned on the Blackstone Alternative Multi-Strategy Fund (the “Blackstone Fund”). The Fund owns class Y shares; this information will be disclosed in all future reports to the extent the Fund continues to own shares of the Blackstone Fund. Management will also add an internal control to ensure share class information is disclosed, as appropriate, in the future.

2.	If a Fund holds a significant investment (greater than 50% of net assets) in an underlying fund, provide Fund shareholders with details as to how they can get more information about those underlying fund investments.

Response: Whenever a fund holds significant underlying mutual fund investments, it is Management’s policy to include the following disclosure within the Notes to Financial Statements:

For information on the Underlying Funds, please refer to the Fund’s current prospectus and the prospectuses of the Underlying Funds, which are available, free of charge, from the SEC’s website, www.sec.gov.

3.	In the derivative section of the Portfolio of Investments of Columbia Active Portfolios Multi-Manager Alternative Strategies Fund, with respect to the total return swaps on futures, please include the expiration date of the underlying future along with the expiration date of the total return swap contract.

Response: Effective with the September 30, 2016 shareholder reports and going forward, the expiration date for total return swaps contracts with underlying futures will include the expiration date of both the total return swap contract and the underlying future contract.

Responses to N-CSR Comments

October 4, 2016

4.	In the Columbia Floating Rate Fund, the Notes to the Financial Statements describe consent and commitment fees. Please confirm those fees are not greater than 5% of income otherwise breakout separately.

Response: Management evaluates the total amount of consent and commitment fee income on a regular basis. These amounts have not to-date exceeded 5% of total income. If they reach this threshold, the Fund will present these fees as a separate line item on the Statement of Operations.

5.	The Columbia Short-Term Cash Fund is not included in the disclosures of acquired fund fees and expenses. Please confirm the expenses of this fund are not material. Also, please confirm whether this fund charges an advisory fee.

Response: The Columbia Short-Term Cash Fund’s Gross and Net Expense Ratio is 0.00%. The Fund does not pay an advisory fee.

6.	During the fiscal year ended May 31, 2015, Columbia Adaptive Risk Allocation received a payment from an affiliate due to a loss on trading error. Please include the related “Payments by Affiliates” disclosure in the Notes to Financial Statements for two years to coincide with its inclusion in the Statement of Changes in Net Assets.

Response: Management will make this change going forward.

7.	Please confirm all related party transactions have been disclosed. Also, specifically confirm whether there has been any interfund lending.

Response: Management confirms all required related party disclosures have been made. In addition, the Columbia funds do not currently participate in interfund lending arrangements.

We hope that these responses adequately address staff comments. The Trusts accept responsibility for the adequacy and accuracy of the disclosure in the filings that are the subject of this letter. The Trusts acknowledge that staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing. The Trusts further acknowledge that it may not assert the staff comments set forth above as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have further questions or comments, please contact the undersigned at (212) 850-1703.

Sincerely,

/s/ Joseph L. D’Alessandro

Joseph L. D’Alessandro

Assistant Secretary